December 14, 2016
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 7, 2016, as filed by our former client, JRjr33, Inc., on December 14, 2016. We agree with the statements made in response to that Item insofar as they relate to our Firm.
We have also been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on December 7, 2016, as filed by our former client, JRjr33, Inc., on December 14, 2016. We agree with the statements made in response to that Item insofar as they relate to our Firm, except for the following: We have no basis to agree or disagree with last sentence of paragraph one of Item 4.02.

Very truly yours,
/s/ BDO USA, LLP